SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

NxStage Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67072V103

(CUSIP Number)

John A. Willett, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022-4690

      Tel No. (212) 715-1001

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

   March 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 67072V103

1.	Names of Reporting Persons	David S. Utterberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	2,910,839*
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	2,910,839*
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,910,839*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.9%

14.	Type of Reporting Person (See Instructions)	IN

* Includes (i) an option to purchase 14,000 shares of Common Stock at an exercise price of $5.39 per share, which option is immediately exercisable as of the date hereof and expires May 28, 2013 (the “2013 Option”), (ii) an option to purchase 14,000 shares of Common Stock at an exercise price of $3.38 per share, which option is immediately exercisable as of the date hereof and expires May 27, 2014 (the “2014 Option”), (iii) an option to purchase 14,000 shares of Common Stock at an exercise price of $13.88 per share, which option is immediately exercisable as of the date hereof and expires May 26, 2015 (the “2015 Option”), (iv) an option to purchase 14,000 shares of Common Stock at an exercise price of $18.55 per share, which option is immediately exercisable as of the date hereof and expires May 25, 2016 (the “2016 Option”), and (v) an option to purchase 15,272 shares of Common Stock at an exercise price of $14.99 per share, which option is immediately exercisable as of the date hereof and expires May 24, 2017 (the “2017 Option” and collectively with the 2013 Option, the 2014 Option, the 2015 Option and the 2016 Option, the “Options”).

Page 2 of 5 Pages

The information in this Amendment No. 12 to Schedule 13D (this “Twelfth Amendment”) supplements and amends Amendment No. 10 to Schedule 13D (the “Tenth Amendment”) filed by David S. Utterberg with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2013 relating to the common stock, par value $0.001 per share (the “Common Stock”), of NxStage Medical, Inc. (the “Company”) and Amendment No. 11 to Schedule 13D filed with the SEC on March 1, 2013 (the “Eleventh Amendment” and together with the Tenth Amendment, the “Schedule 13D”). This Eleventh Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Capitalized terms used in this Eleventh Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended as follows:

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Mr. Utterberg may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,910,839 shares of Common Stock (which includes 71,272 shares of Common Stock issuable upon exercise by Mr. Utterberg of the Options), which constitute approximately 4.9% of the issued and outstanding shares of Common Stock.*

*The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, Mr. Utterberg have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on an aggregate of 59,420,068 shares of Common Stock, which consists of (i) 59,348,796 shares of Common Stock issued and outstanding as of February 25, 2013, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2013 and (ii) 71,272 shares of Common Stock issuable upon exercise of the Options.

(b) Mr. Utterberg has the sole power to dispose of or direct the disposition of, and the sole power to vote or direct the vote of, 2,910,839 shares of Common Stock, when, as and if Mr. Utterberg exercises all the Options.

(c) The following table sets forth all transactions with respect to the Common Stock effected by Mr. Utterberg since the most recent filing on Schedule 13D by Mr. Utterberg with respect to the Common Stock. Unless otherwise indicated, all such transactions were sales of Common Stock pursuant to the Trading Plan.

Page 3 of 5 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)		Transaction Type
March 4, 2013	10,886	$11.0310	(1)	Sale
March 5, 2013	17,630	$11.0728	(2)	Sale
March 8, 2013	9,981	$11.0026	(3)	Sale
March 8, 2013	24,362	$10.9893	(4)	Sale (5)
March 11, 2013	5,492	$11.0212	(6)	Sale
March 11, 2013	8,964	$11.0049	(7)	Sale (5)
March 12, 2013	23,811	$11.0865	(8)	Sale
March 12, 2013	25,262	$11.047	(9)	Sale (5)
March 13, 2013	15,707	$11.2665	(10)	Sale
March 13, 2013	19,630	$11.2661	(11)	Sale (5)
March 14, 2013	33,233	$11.4526	(12)	Sale
March 14, 2013	34,314	$11.4528	(13)	Sale (5)
March 15, 2013	11,053	$11.5922	(14)	Sale
March 15, 2013	20,232	$11.5965	(15)	Sale (5)
March 18, 2013	9,800	$11.4671	(16)	Sale
March 18, 2013	12,144	$11.469	(17)	Sale (5)
March 19, 2013	16,743	$11.4414	(18)	Sale
March 19, 2013	18,854	$11.4327	(19)	Sale (5)

_____

(1)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.00 to $11.19. Mr. Utterberg undertakes to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in the footnotes to this table.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.00 to $11.23.
(3)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.00 to $11.02.
(4)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $10.95 to $11.02.
(5)	These shares of Common Stock were sold in multiple transactions on the open market but not pursuant to the Trading Plan.
(6)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.00 to $11.06.
(7)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $10.95 to $11.06.
(8)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.00 to $11.25.
(9)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $10.95 to $11.19.
(10)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.02 to $11.40.
(11)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.02 to $11.40.
(12)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.12 to $11.53.
(13)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.15 to $11.51.
(14)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.50 to $11.66.
(15)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.50 to $11.66.
(16)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.31 to $11.54.
(17)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.26 to $11.53.

(18)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.28 to $11.53.

(19)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at sales prices ranging from $11.27 to $11.52.

Except as described above, Mr. Utterberg did not engage in any transactions in shares of Common Stock since the most recent filing on Schedule 13D by Mr. Utterberg with respect to the Common Stock.

(e) On March 15, 2013, Mr. Utterberg ceased to be the beneficial owner of more than five percent of the Common Stock of NxStage Medical, Inc.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2013

/s/ David S. Utterberg
David S. Utterberg

Page 5 of 5 Pages